                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)(1)

                             Flotek Industries Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   34339C 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                           c/o Edwin T. Markham, Esq.
                      Satterlee Stephens Burke & Burke LLP
                           230 Park Avenue, 11th Floor
                    New York, New York 10169; (212) 404-8733
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                September 7, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 94 Pages

----------------------                                        ------------------
CUSIP NO.  34339C 10 4                 13D                    PAGE 2 OF 94 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Marlin Investors, L.L.C.
--------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
    2                                                                   (b)  [ ]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

           SOURCE OF FUNDS*
    4      OO (See Item 3)

--------------------------------------------------------------------------------

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEM 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION
     6     Delaware

--------------------------------------------------------------------------------

       NUMBER OF              7     SOLE VOTING POWER
         SHARES                     9,533,334 shares  (See Item 5(b))
      BENEFICIALLY           ---------------------------------------------------
        OWNED BY              8     SHARED VOTING POWER
          EACH                      None
       REPORTING             ---------------------------------------------------
      PERSON WITH             9     SOLE DISPOSITIVE POWER
                                    9,533,334 shares (See Item 5(b))
                             ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    None
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,533,334 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.97%  (See Item 5(a))

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
          OO (Limited Liability Company)

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP NO.  34339C 10 4                 13D                    PAGE 3 OF 94 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           William R. Ziegler
--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

           SOURCE OF FUNDS*
    4      PF (See Item 3)

--------------------------------------------------------------------------------

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEM 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

--------------------------------------------------------------------------------

                             7     SOLE VOTING POWER
                                   7,049,996 shares (assuming conversion of
                                   Convertible Preferred Stock and exercise of
                                   Preferred Stock Warrants) (See Item 5(b))
       NUMBER OF             ---------------------------------------------------
        SHARES               8     SHARED VOTING POWER
     BENEFICIALLY                  9,533,334 (See Item 5(b))
       OWNED BY             ----------------------------------------------------
        EACH                       SOLE DISPOSITIVE POWER
      REPORTING              9     7,049,996 shares (assuming conversion of
     PERSON WITH                   Convertible Preferred Stock and exercise of
                                   Preferred Stock Warrants) (See Item 5(b))
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   9,533,334 (See Item 5(b))
--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,583,330 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.9% (assuming conversion of Convertible Preferred Stock and exercise of Preferred Stock Warrants) (See Item 5(a))

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

INTRODUCTION.

                     Marlin Investors, L.L.C., a Delaware limited liability company and one of the Reporting Person named in Item 2 below, filed an initial statement, on Schedule 13D, with the Securities and Exchange Commission (the "Commission") on November 10, 1997 (the "Initial Statement") to disclose its acquisition of certain securities of the issuer. William R. Ziegler, the other Reporting Person named in Item 2 below, is the sole managing member of Marlin Investors, L.L.C. At the time of the filing of the Initial Statement, Mr. Ziegler did not individually or directly own any securities of the issuer, although, as sole managing member of Marlin Investors, L.L.C., he indirectly beneficially owned all of the securities of the issuer owned of record by Marlin Investors, L.L.C., as disclosed in the Initial Statement.

                     In September and October of 1999, Mr. Ziegler acquired convertible promissory notes and warrants of the issuer and in September of 2000, Mr. Ziegler exchanged those convertible notes and warrants for units of the issuer consisting of shares of convertible preferred stock and warrants. Due to the fact that under the rules promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Ziegler, as sole managing member of Marlin Investors, L.L.C., may be deemed to beneficially own all of the securities of the issuer owned of record by Marlin Investors, L.L.C., Mr. Ziegler has chosen to satisfy the disclosure and filing obligations triggered by his individual transactions in securities of the issuer by joining in the existing Schedule 13D filing of Marlin Investors, L.L.C., rather than filing a separate Schedule 13D.

                     Accordingly, the Reporting Persons named in Item 2 below are jointly filing this Amendment No. 1 to the Initial Statement to disclose Mr. Ziegler's acquisition of convertible promissory notes and warrants of the issuer and subsequent exchange of such convertible notes and warrants for units of the issuer consisting of convertible preferred stock and warrants. The joint filing agreement between the Reporting Persons, as required by Rule 13d-1(k)(1) of the General Rules and Regulations of the Commission under the Exchange Act, is attached as Exhibit I hereto and incorporated herein by reference.

                     In accordance with Rule 101 (a) (2) (ii) of Regulation S-T promulgated by the Commission, since this Amendment No. 1 to the Initial Statement is the first electronic amendment to a paper format Schedule 13D, the Reporting Persons are restating the entire text of the Initial Statement.

ITEM 1.              SECURITY AND ISSUER.

                     This statement relates to the common stock, no par value (the "Common Stock") of Flotek Industries Inc., a corporation organized under the laws of the Province of Alberta, Canada (the "Company"). The address of the principal executive offices of the Company is 7030 Empire Central Drive, Houston, Texas 77040.


                               Page 4 of 94 Pages

ITEM 2.              IDENTITY AND BACKGROUND.

                     Marlin Investors, L.L.C. ("Marlin") is a Delaware limited liability company that was formed in 1997 to acquire, own and hold securities of the Company. The address of the principal business and the principal office of Marlin is 1000 Louisiana, Suite 4900, Houston, Texas 77002. The sole managing member of Marlin is William R. Ziegler ("Ziegler"; Ziegler and Marlin are sometimes hereinafter individually referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons").

                     Ziegler is a natural person and has a business address of 230 Park Avenue, 11th Floor, New York, New York 10169. The present principal occupation or employment of Ziegler is as a partner of Satterlee Stephens Burke & Burke LLP, a law firm with its principal place of business located at 230 Park Avenue, 11th Floor, New York, New York 10169. Ziegler is a United States citizen.

                     During the last five years, neither Marlin nor Ziegler has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Marlin nor Ziegler was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     Pursuant to the terms and conditions of that certain Private Placement Subscription Agreement between the Company and Marlin (the "Subscription Agreement"), dated September 14, 1997, but not executed by the Company until the Closing Date (as hereinafter defined), Marlin subscribed for 9,333,334 Units (as hereinafter defined) at the subscription price of Cdn. $0.15 per Unit, or an aggregate subscription price of US$1,000,000. Each unit (individually, a "Unit" and collectively, the "Units") consisted of one share of Common Stock and one non-transferable share purchase warrant (individually, a "Warrant" and collectively, the "Warrants") to purchase one additional share of Common Stock. On November 3, 1997 (the "Closing Date"), Marlin tendered its subscription price of US$1,000,000 for 9,333,334 Units of the Company and, the Company issued to Marlin 9,333,334 shares of Common Stock and a Warrant to acquire 9,333,334 shares (subject to adjustment) of Common Stock.

                     The source of funds for the US$1,000,000 aggregate subscription price for the 9,333,334 Units acquired by Marlin was the offer and sale by Marlin of limited liability company membership interests in Marlin. The source of funds for the purchase of 100 membership interests in Marlin by Ziegler, at an aggregate subscription price of $100,000, was personal funds of Ziegler.

                     No consideration was paid by Marlin to Adam Weiss for the 233,333 shares of Common Stock that Marlin acquired beneficial ownership of pursuant to the Letter Agreement (as hereinafter defined) described in Items 4 and 6 below.


                               Page 5 of 94 Pages

                     On or about September 30, 1999 and October 15, 1999, Ziegler made bridge loans of $65,000 and $35,000, respectively, to the Company, and the Company issued to Ziegler its Convertible Senior Notes in the principal amounts of $65,000 and $35,000, respectively (individually, a "Convertible Note" and collectively, the "Convertible Notes"), and detachable warrants to purchase an aggregate of 3,333,333 shares of Common Stock of the Company (collectively, the "Convertible Note Warrants").

                     The source of funds for the US$100,000 aggregate subscription price for the Convertible Notes and Convertible Note Warrants acquired by Ziegler was personal funds of Ziegler.

                     On September 7, 2000, pursuant to the terms and conditions of a Securities Purchase and Exchange Agreement dated as of April 30, 2000 (the "Securities Exchange Agreement"), Ziegler purchased 105.751 preferred stock units of the Company (the "Preferred Stock Units") for $1,000 per Preferred Stock Unit (the "Unit Purchase Price"). Each Preferred Stock Unit consists of one share of Series A Convertible Preferred Stock of the Company (the "Preferred Stock"), and one replacement warrant to purchase 33,333 shares of Common Stock of the Company (collectively, the "Preferred Stock Warrants").

                     The source of funds for the US$105,751 aggregate Unit Purchase Price for the 105.751 shares of Preferred Stock and the Preferred Stock Warrants was the surrender and delivery by Ziegler to the Company of the Convertible Notes and the Convertible Note Warrants owned by Ziegler. The total debt ($105,751) exchanged with the Convertible Note Warrants by Ziegler for the
105.751 Preferred Stock Units consisted of the original principal amount of the Convertible Notes previously acquired by Ziegler ($100,000), plus accrued but unpaid interest thereon ($5,751).

ITEM 4.              PURPOSE OF TRANSACTION.

                     As disclosed in Item 3 above, pursuant to the terms and conditions of the Subscription Agreement, Marlin acquired 9,333,334 Units of the Company, consisting of (A) 9,333,334 shares of Common Stock and (B) Warrants (hereinafter, the "Marlin Warrants") that were exercisable at the option of Marlin for an aggregate of 9,333,334 shares of Common Stock (subject to adjustment) and (ii) pursuant to the terms and conditions of the Letter Agreement, Marlin acquired beneficial ownership of the 233,333 Additional Shares owned of record by Adam Weiss.

                     The Marlin Warrants issued to Marlin were exercisable immediately, in whole or in part at any time prior to 4:00 p.m., Vancouver time, on September 14, 1999 (the "Expiration Date"), for an aggregate of 9,333,334 shares of Common Stock (the "Warrant Stock") at a purchase price per share of
(i) Cdn $0.15, with respect to any exercise on or before September 14, 1998 (the "First Year Warrant Price") and (ii) Cdn $0.17, with respect to any exercise after September 14, 1998 and on or before the Expiration Date (the "Second Year Warrant Price"; the First Year Warrant Price and the Second Year Warrant Price being sometimes hereinafter collectively referred to as the "Warrant Price"). The number of shares of Warrant Stock and the


                               Page 6 of 94 Pages

Warrant Price were subject adjustment upon the occurrence of specified events, as provided in Section 4 of the Marlin Warrants.

                     The Subscription Agreement provided that the shares of Common Stock issued thereunder and the shares of Common Stock issuable upon any exercise of the Marlin Warrants were subject to a holding period that expires at 12:00 a.m. (midnight) on September 14, 1998.

                     In connection with the investment by Marlin in the Company, Adam Weiss, an investor member of Marlin ("Weiss") was entitled to a finders from the Company in the form of 233,333 shares of Common Stock (sometimes hereinafter referred to as the "Additional Shares"). Pursuant to the terms of that certain Letter Agreement dated as of September 14, 1997 between Marlin and Weiss (the "Letter Agreement"), Weiss agreed to waive his right to the Additional Shares in favor of Marlin. However, due to certain restrictions imposed by Canadian securities laws and the policies of the Vancouver Stock Exchange, the Company advised Marlin that (i) it would not be able to issue the Additional Shares directly to Marlin and (ii) the Additional Shares must by issued to Weiss, and may not be transferred on the books of the Company until September 14, 1998. Accordingly, the Letter Agreement provided that Weiss would deliver the Additional Shares to Marlin upon his receipt of same, together with a fully executed stock power in favor of Marlin, to facilitate the registration on the books of the Company of the transfer of the Additional Shares to Marlin on or after September 14, 1998.

                     The Common Stock and Marlin Warrants were acquired by Marlin primarily for investment purposes, but also with a view towards influencing management.

                     Pursuant to Section 3.06 of the Subscription Agreement, the Company effected the appointment of Ziegler, as the designee of Marlin, to the Company's Board of Directors and its Compensation Committee, effective upon the Closing Date.

                     The Subscription Agreement further provided to Marlin a right of first refusal to provide up to 50% (the "Reporting Person's Proportionate Share") of any further financing (hereinafter a "Financing") that the Company requires or proposes to obtain by way of a public or private offering of its securities (including, without limitation, equity, debt or derivative securities, but specifically excluding bank financing and any commercial line of credit) during the forty-two (42) months (the "Term") next following the Closing Date. The Company also granted to two other Principal Shareholders (as defined in Item 6 below) similar rights of first refusal pursuant to separate agreements between the Company and such other Principal Shareholders to provide 37.5% and 12.5% (the "Other Principal Shareholders' Proportionate Shares"), respectively, of any Financing proposed during the Term. In the event that one or both of the other Principal Shareholders elects not to provide all of such other Principal Shareholders' Proportionate Share of such Financing, Marlin may elect to provide some or all of that portion of the Financing (the "Remaining Financing") which one or both of the other Principal Shareholders (a "Non-Participating Principal Shareholder") has elected not to provide; provided, that if one of the other Principal Shareholders (the "Participating Principal Shareholder") also elects to provide some or all of the Remaining Financing, and if the additional elections by Marlin and the Participating Principal Shareholder exceed the amount of the Remaining Financing, then Marlin


                               Page 7 of 94 Pages
and the Participating Principal Shareholder shall share in the Remaining Financing pro rata according to their respective Proportionate Share.

                     The Subscription Agreement provided that the Closing was conditioned upon the Company's receipt of written notice from the Vancouver Stock Exchange of final acceptance of the Company's filing in respect of the transactions contemplated by the Subscription Agreement ("Stock Exchange Approval") and that the Closing would take place on the fifth business day next following the day on which the Company receives the Stock Exchange Approval, or such other time as the parties may agree. By agreement of the parties, the Closing was also conditioned upon the contemporaneous closing of certain other financing transactions between the Company and the other Principal Shareholders, which other closings were also subject to Stock Exchange Approval. Stock Exchange Approval for such other financings, as well as for the transactions contemplated by the Subscription Agreement, was granted on October 29, 1997 and the parties to all such financings agreed to a Closing Date of November 3, 1997 (the "Closing Date").

                     In accordance with the terms of the Marlin Warrants, on September 14, 1999, the Marlin Warrants expired unexercised. On July 20, 1999, Marlin sold an aggregate of 33,333 of the Additional Shares in an open market transaction and the remaining 200,000 Additional Shares were transferred of record to Marlin.

                     The Convertible Notes acquired by Ziegler, in the principal amounts of $65,000 and $35,000, were issued pursuant to the terms and conditions of two separate loan agreements between the Company and Ziegler, dated September 30, 1999 and October 15, 1999, respectively (individually, a "Loan Agreement" and collectively, the "Loan Agreements"). The maturity date of the Convertible Notes was June 30, 2000 and the interest rate was ten percent (10%) per annum. The Convertible Notes were immediately convertible at the option of the holder at any time prior to the June 30, 2000 maturity date thereof into shares of Common Stock of the Company at a conversion price equal to the lesser of (i) $0.06 per share and (ii) the lowest price per share at which TOSI, L.P., a Texas limited partnership ("TOSI"), purchases or may purchase shares of Common Stock of the Company under that certain warrant dated November 2, 1998 issued to TOSI (the "TOSI Warrant"). As of the October 15, 1999 later issuance date of the Convertible Notes acquired by Ziegler, such Convertible Notes were convertible into an aggregate of 1,666,667 shares of Common Stock, based upon a conversion price of US$.06 per share. The Convertible Note Warrants were immediately exercisable at the option of the holder until the December 31, 2004 expiration date thereof, at an exercise price per share equal to the lesser of (i) $0.06 per share and (ii) the lowest price per share at which TOSI purchases or may purchase shares of Common Stock of the Company under the TOSI Warrant. As of the October 15, 1999 later issuance date of the Convertible Note Warrants acquired by Ziegler, such Convertible Note Warrants were exercisable for an aggregate of 3,333,333 shares of Common Stock, based upon an exercise price of US$.06 per share.

                     The Preferred Stock and the Preferred Stock Warrants were acquired by Ziegler pursuant to the terms and conditions of the Securities Exchange Agreement. Pursuant to the Designations, Preferences and Rights of the Series A Convertible Preferred Stock of the Company (the "Certificate of Designations"), each share of Preferred Stock (i) is immediately


                               Page 8 of 94 Pages
convertible at the option of the holder, at any time prior to any call by the Company for the redemption thereof, into shares of Common Stock of the Company at the conversion ratio determined by dividing the liquidation preference per share (US$1,000 per share plus an amount equal to any and all accrued but unpaid and accumulated dividends thereon) by the $0.03 conversion price per share, and
(ii) is entitled to cumulative dividends at the annual rate of ten percent (10%) of the liquidation preference, which cumulative dividends accrue from April 30, 2000, notwithstanding a later date of original issuance. In addition, pursuant to the Certificate of Designations, the holders of the shares of Preferred Stock generally are entitled to vote together with the holders of the Common Stock voting as a single class on matters to be voted upon by stockholders of the Company and to cast a number of votes as shall be equal to the number of full shares of Common stock into which the Preferred Stock is then convertible. Based upon a liquidation preference of $1,000 per share, and without taking into account any accrued dividends, the Preferred Stock acquired by Ziegler was convertible into an aggregate of 3,524,998 shares of Common Stock on its date of issuance. The Preferred Stock Warrants are immediately exercisable at the option of the holder until the April 30, 2010 expiration date thereof, at an exercise price of $0.03 per share. The Preferred Stock Warrants acquired by Ziegler are presently exercisable for an aggregate of 3,524,998 shares of Common Stock. The number of shares of Common Stock issuable pursuant to the Preferred Stock Warrants and the exercise price therefor are subject adjustment upon the occurrence of specified events, as provided in Section 4 of the Preferred Stock Warrants.

                     Each of the Convertible Notes, Convertible Note Warrants, and the Preferred Stock Units were acquired by Ziegler primarily for investment purposes, but also with a view towards influencing management. As previously stated, pursuant to the terms and conditions of the Securities Exchange Agreement, on September 7, 2000 Ziegler exchanged the Convertible Notes (inclusive of the accrued but unpaid interest thereon) and Convertible Note Warrants, for the Preferred Stock Units, consisting of shares of Preferred Stock and the Preferred Stock Warrants.

                     As previously disclosed, pursuant to Section 3.06 of the Subscription Agreement, the Company effected the appointment of Ziegler, as the designee of Marlin, to the Company's Board of Directors and its Compensation Committee, effective upon the November 3, 1997 Closing Date of the transactions pursuant to the Subscription Agreement. Ziegler continues to serve as a director and member of the Compensation Committee of the Company.

                     Although there is no present intention to do so, Marlin or Ziegler may decide to make additional purchases of Common Stock (or common stock equivalents, as the case may be) in the future either in the open market or in private transactions, subject to their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock (or common stock equivalents, as the case may be), other opportunities available to Marlin or Ziegler, prospects for the respective business' of Marlin or Ziegler, general economic conditions, money and stock market conditions and other future developments.

                     Depending upon the results of the reviews and the other factors mentioned above, Marlin or Ziegler, at any time, may decide to change its or his, respectively, intention with respect to the acquisition and/or retention of shares of Common Stock (or common stock


                               Page 9 of 94 Pages
equivalents, as the case may be), including, without limitation, a determination to increase, decrease or entirely dispose of its or his holdings of Common Stock (or common stock equivalents, as the case may be), although, except for a contemplated pro rata distribution of shares of Common Stock by Marlin to its members (inclusive of Ziegler), neither Marlin nor Ziegler has any current intention to do so.

                     Marlin or Ziegler may also approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and/or Marlin, through its director designee, or Ziegler, as the director designee of Marlin, may seek to influence the management of the Company through such Board representation.

                     The descriptions of the Subscription Agreement, Marlin Warrants, Letter Agreement, the Loan Agreements, Convertible Notes, Convertible Note Warrants, Securities Exchange Agreement, Certificate of Designations and Preferred Stock Warrants contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Form of Subscription Agreement, Form of Marlin Warrants, Letter Agreement, Form of Loan Agreement, Form of Convertible Note, Form of Convertible Note Warrant, Securities Exchange Agreement, Certificate of Designations and Form of Preferred Stock Warrants (entitled "Form of Replacement Warrants"), copies of which are attached hereto as Exhibits II through X, respectively, and incorporated herein by reference.

                     Except as discussed above in this Item 4 (inclusive of the provisions of the documents incorporated herein by reference), neither Marlin nor Ziegler has any current plans or proposals which relate to or would result in the occurrence of any actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

                     (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons are as follows:

                     The aggregate number and percentage of the Common Stock which are owned beneficially by Marlin on the date hereof are 9,533,334 shares of Common Stock, or approximately 18.97% of the 50,243,295 shares of Common Stock that were issued and outstanding on August 31, 2000, as set forth in the issuer's Form 10QSB for the fiscal quarter ended August 31, 2000 that was filed with the Commission on November 12, 2000.

                     Notwithstanding the foregoing, if Marlin and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder, then Marlin may deemed to beneficially own an aggregate of 16,583,330 shares of Common Stock (inclusive of the 3,524,998 shares of Common Stock issuable upon conversion of the Preferred Stock owned by Ziegler, the 3,524,998 shares of Common Stock issuable upon the exercise of the Preferred Stock Warrants owned by Ziegler and the 9,533,334 shares of Common Stock owned of record by Marlin), or approximately 28.9% of the 57,293,291 shares of Common Stock that would be deemed issued and outstanding as of the


                               Page 10 of 94 Pages
date hereof pursuant to Rule 13d-3 (d) (1) (i) of the Exchange Act (i.e., 50,243,295 shares of Common Stock that were actually issued and outstanding on August 31, 2000, as set forth in the issuer's Form 10QSB that was filed with the Commission on October 12, 2000, plus an aggregate of 7,049,996 shares issuable upon the conversion of the Preferred Stock owned by Ziegler and the exercise of the Preferred Stock Warrants owned by Ziegler). Marlin expressly disclaims beneficial ownership of the shares of Common Stock issuable upon (i) conversion of the Preferred Stock owned by Ziegler and (ii) exercise of the Preferred Stock Warrants owned by Ziegler.

                     The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 16,583,330 shares of Common Stock (inclusive of the 3,524,998 shares of Common Stock issuable upon conversion of the Preferred Stock owned by Ziegler, the 3,524,998 shares of Common Stock issuable upon the exercise of the Preferred Stock Warrants owned by Ziegler and the 9,533,334 shares of Common Stock owned of record by Marlin, as Ziegler is the sole managing member of Marlin), or approximately 28.9% of the 57,293,291 shares of Common Stock that would be deemed issued and outstanding as of the date hereof pursuant to Rule 13d-3 (d) (1) (i) of the Exchange Act (i.e., 50,243,295 shares of Common Stock that were actually issued and outstanding on August 31, 2000, as set forth in the issuer's Form 10QSB that was filed with the Commission on October 12, 2000, plus an aggregate of 7,049,996 shares issuable upon the conversion of the Preferred Stock owned by Ziegler and the exercise of the Preferred Stock Warrants owned by Ziegler).

                     (b) With respect to each person named in response to paragraph (a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

                     Marlin may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 9,533,334 shares of Common Stock owned of record by it. Notwithstanding the foregoing, Ziegler, as the sole managing member of Marlin, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 9,533,334 shares of Common Stock owned of record by Marlin.

                     Ziegler may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 7,049,996 shares of Common Stock issuable to him upon the conversion of the Preferred Stock owned by him and the exercise of the Preferred Stock Warrants owned by him. In addition, Ziegler, as sole managing member of Marlin, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 9,533,334 shares of Common Stock owned of record by Marlin.

                     In addition, notwithstanding the foregoing, if Marlin and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder, then Marlin may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 7,049,996 shares of Common Stock issuable upon the conversion of the Preferred Stock owned by Ziegler and the exercise of the Preferred Stock Warrants owned by Ziegler. Marlin


                               Page 11 of 94 Pages
expressly disclaims beneficial ownership of the shares of Common Stock issuable upon (i) conversion of the Preferred Stock owned by Ziegler and (ii) exercise of the Preferred Stock Warrants owned by Ziegler.

                     (c) On November 3, 1997, Marlin acquired (i) beneficial and record ownership of 9,333,334 shares of Common Stock and the Marlin Warrant (immediately exercisable for an aggregate of 9,333,334 shares of Common Stock) pursuant to the terms of the Subscription Agreement and (ii) beneficial ownership of another 233,333 shares of Common Stock from Weiss pursuant to the Letter Agreement, in each case, as more fully disclosed in response to Items 3 and 4 above. (See Items 3 and 4 above for further details in connection with the acquisition of the Common Stock and Marlin Warrant pursuant to the Subscription Agreement and the acquisition by Marlin of the Additional Shares from Weiss.) On July 20, 1999, Marlin sold an aggregate of 33,333 of the Additional Shares of Common Stock in an open market broker's transaction on the Nasdaq Stock Market at a sales price of $0.15 per share, and the remaining 200,000 Additional Shares of Common stock were transferred of record to Marlin. On September 14, 1999, the Marlin Warrants to purchase an aggregate of 9,333,334 shares of Common Stock expired unexercised in accordance with the terms thereof. On September 30, 1999 and October 15, 1999, Ziegler acquired the Convertible Notes and Convertible Note Warrants pursuant to the terms of the Loan Agreements and on September 7, 2000, Ziegler exchanged the Convertible Notes and Convertible Note Warrants for the Preferred Stock Units, in each case, all as more fully disclosed in response to Items 3 and 4 above. Except as previously stated, during the past 60 days, neither Marlin nor Ziegler has effected any transaction in the Common Stock. See Items 3 and 4 above for further details in connection with the acquisition of the Convertible Notes and Convertible Note Warrants and the exchange of the Convertible Notes and Convertible Note Warrants for the Preferred Stock Units.

                     (d) From the November 3, 1997 Closing Date of the transactions pursuant to the Subscription Agreement through September 14, 1998, Weiss, as the record owner of the 233,333 Additional Shares beneficially owned by Marlin, may have been deemed to have the right under applicable Canadian law to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Additional Shares. However, any dividends or sale proceeds that might have been distributable under applicable Canadian law to Weiss as record owner of the Additional Shares, would have been deemed distributed to Weiss on behalf of Marlin in accordance with the terms and conditions of the Letter Agreement. In addition, in accordance with applicable Canadian securities and other law, and pursuant to the terms of the Subscription Agreement, during the period commencing on the November 3, 1997 Closing Date of the transactions pursuant to the Subscription Agreement and ending on September 14, 1998, and provided that the Common Stock remained listed on the Vancouver Stock Exchange during such period, neither the 233,333 Additional Shares of Common Stock owned of record by Weiss nor the other shares of Common Stock owned by Marlin could be sold or transferred without the consent of the Vancouver Stock Exchange, except that Marlin would have been permitted to make an in kind distribution of the Common Stock and/or Marlin Warrants to its members pro rata in proportion to their membership interests, provided that such members agreed to take such Common Stock and/or Marlin Warrants subject to such transfer restrictions.


                               Page 12 of 94 Pages

                     Except for the members of Marlin (inclusive of Ziegler) who have an indirect interest in the securities of the Company owned by Marlin pursuant to the terms of the LLC Agreement described in Item 6 below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company owned by either of the Reporting Persons.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     As previously disclosed in Item 4 above, Marlin (i) was a party to the Subscription Agreement, which provided for the sale and issuance of the Units (inclusive of the Common Stock and Marlin Warrants) to Marlin, (ii) was a holder of the Marlin Warrants to purchase an aggregate of 9,333,334 shares of Common Stock, and (iii) was a party to a Letter Agreement with Weiss with respect to the 233,333 Additional Shares. See Item 4 above for further details with respect to the provisions of the Subscription Agreement, the Marlin Warrants and the Letter Agreement. As previously disclosed, the Marlin Warrants expired unexercised on September 14, 1999 pursuant to the terms thereof, and the Letter Agreement is no longer in full force and effect, as the Additional Shares were subsequently transferred of record to Marlin as provided therein and Marlin sold 33,333 of such Additional Shares on July 20, 1999, all as more fully disclosed in Item 5(c) above.

                     Contemporaneously with the closing of the transactions contemplated by the Subscription Agreement, the Company, Marlin and certain other purchasers of securities of the Company (sometimes hereinafter collectively referred to as the "Principal Shareholders") entered into a Registration Rights Agreement, dated as of October 16, 1997 (the "Old Registration Rights Agreement"), that required the Company, upon the occurrence of certain events, to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Common Stock issued to the Principal Shareholders (inclusive of Marlin) on the Closing Date of the transactions pursuant to the Subscription Agreement and the shares of Common Stock that may be issued from time to time upon exercise of the Warrants issued to the Principal Shareholders on the Closing Date (inclusive of the Marlin Warrants issued to Marlin) or upon the conversion of a certain convertible note issued on the Closing Date to a Principal Stockholder other than Marlin.

                     The Old Registration Rights Agreement was superceded by a new Registration Rights Agreement dated as of April 30, 2000 (the "New Registration Rights Agreement"), by and among the Company, Marlin and certain other purchasers of securities of the Company, inclusive of Ziegler (sometimes hereinafter collectively referred to as the "Principal Shareholders"), that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act, the shares of Common Stock issued to the Principal Shareholders (inclusive of Marlin) and the shares of Common Stock that may be issued from time to time upon exercise of any options, warrants or other convertible securities of the Company issued to the Principal Shareholders or to be issued to the Principal Shareholders pursuant to the terms and conditions of the Securities Exchange Agreement, as the case may be (inclusive of any shares of Common


                               Page 13 of 94 Pages

Stock that may be issued to Ziegler pursuant to any conversion of the Preferred Stock owned by Ziegler and/or pursuant to any exercise of the Preferred Stock Warrants owned by Ziegler).

                     Pursuant to that certain Limited Liability Company Agreement of Marlin dated as of October 31, 1997 (the "LLC Agreement"), Marlin may make one or more distributions to its members (inclusive of Ziegler) of (i) available cash flow (which may include proceeds from the sale of Common Stock or other securities of the Company) and (ii) securities of the Company. As previously disclosed in Item 2 above, Marlin was formed for the specific purpose of investing in the Company and therefore the members of Marlin (inclusive of Ziegler) may be deemed to have an indirect pecuniary interest in the securities of the Company acquired by Marlin, although pursuant to the terms of the LLC Agreement, only Ziegler, as the Managing Member, has the right or power to vote or to direct the vote, and to dispose or direct the disposition, of the securities of the Company owned by Marlin.

                     As previously disclosed in the Introduction above, pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Commission under the Exchange Act, the Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit I hereto and incorporated herein by reference.

                     As previously disclosed in Items 3 and 4, Ziegler (i) acquired the Convertible Notes and Convertible Note Warrants pursuant to the terms and conditions of the Loan Agreements and (ii) acquired the Preferred Stock Units pursuant to the terms and conditions of the Securities Exchange Agreement. See Items 3 and 4 above for further details with respect to the provisions of the Loan Agreements and the Securities Exchange Agreement. As previously disclosed, the Convertible Notes and Convertible Note Warrants were exchanged for the Preferred Stock Units.

                     The description of the Subscription Agreement, Marlin Warrants, Letter Agreement, Loan Agreements, Convertible Notes, Convertible Note Warrants, Securities Exchange Agreement, Certificate of Designations, Preferred Stock Warrants, Old Registration Rights Agreement, New Registration Rights Agreement and LLC Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Form of Subscription Agreement, Form of Marlin Warrants, Letter Agreement, Form of Loan Agreement, Form of Convertible Note, Form of Convertible Note Warrant, Securities Exchange Agreement, Certificate of Designations, Form of Preferred Stock Warrant, Old Registration Rights Agreement, New Registration Rights Agreement and LLC Agreement, copies of which are attached hereto as Exhibits II through XIII, respectively, and incorporated herein by reference.

                     Except as discussed in this Item 6 and in Item 4 above (in each case, inclusive of the provisions of the documents incorporated herein by reference), neither Marlin nor Ziegler is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge


                               Page 14 of 94 Pages
of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

         I.          Joint Filing Agreement referred to in the Introduction and
                     Item 6.

         II. Form of Subscription Agreement referred to in Items 3, 4, 5 and 6.

         III.        Form of Marlin Warrants referred to in Items 3, 4, 5 and 6.

         IV.         Letter Agreement referred to in Items 3, 4, 5 and 6.

         V.          Form of Loan Agreement referred to in Items  4 and 6.

         VI. Form of Convertible Note referred to in the Introduction and in Items 3, 4, and 6.

         VII.        Form of Convertible Note Warrant referred to in Items 3, 4,
                     5 and 6.

         VIII. Securities Purchase and Exchange Agreement referred to in Items 3, 4 and 6.

         IX.         Certificate of Designations referred to in Items  4 and 6.

         X.          Form of Preferred Stock Warrant referred to in Items 3, 4,
                     5 and 6.

         XI.         Old Registration Rights Agreement referred to in Item 6.

         XII.        New Registration Rights Agreement referred to in Item 6.

         XIII.       LLC Agreement referred to in Items 5 and 6.



                               Page 15 of 94 Pages

                                    SIGNATURE

                     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2000

                                       MARLIN INVESTORS, L.L.C.



                                       By: /s/ WILLIAM R. ZIEGLER
                                           ------------------------------------
                                           Name: William R. Ziegler
                                           Title: Managing Member



                                       /s/ WILLIAM R. ZIEGLER
                                       ----------------------------------------
                                       William R. Ziegler, Individually





                               Page 16 of 94 Pages

                                  EXHIBIT INDEX


Exhibit
Number           Description                                                                                Page No.
------           -----------                                                                                --------

I                Joint Filing Agreement between Marlin Investors, L.L.C. and William                            19
                 R. Ziegler

II Form of Subscription Agreement dated as of September 14, 1997 between Flotek Industries, Inc. and Certain Investors
                 (Incorporated by reference to Exhibit 10.8 to the Form 10QSB of the Company for the Period Ended November 30, 1997)

III              Form of Warrant issued by Flotek Industries, Inc. in favor of Marlin
                 Investors L.L.C. (the "Marlin Warrants") (Incorporated by reference to
                 Exhibit 10.5 to the Form 10QSB of the Company for the Period Ended
                 November 30, 1997)

IV               Letter Agreement dated September 14, 1997 between Adam Weiss and                               20
                 Marlin Investors L.L.C.

V                Form of Loan Agreement executed by Flotek Industries Inc. in favor of                          22
                 Certain Investors

VI               Form of Convertible Note of Flotek Industries, Inc.                                            42

VII              Form of Convertible Note Warrant issued by Flotek Industries, Inc.                             46

VIII             Securities Purchase and Exchange Agreement, dated as of April 30,
                 2000, among Flotek Industries, Inc. and the Purchasers Signatory thereto (Incorporated by reference to Exhibit 4.2 to the Form 10QSB of the Company for the Period Ended August 31, 2000 filed with the
                 Commission on October 12, 2000)

IX               Designations, Preferences and Rights of Series A Convertible
                 Preferred Stock of Flotek Industries, Inc. (Incorporated by reference to Schedule "A" to Exhibit 4.2 to the Form 10QSB of the Company for the Period Ended August 31, 2000 filed with the Commission on October 12, 2000)

X                Form of Replacement Warrant issued by Flotek Industries,
                 Inc.(Incorporated by reference to Exhibit 10.9 to the Group Schedule
                 13D Amendment filed by David S. Hunt, JW Beavers Jr., Pitman
                 Property Corp. and TOSI L.P. with the Commission on October 12,
                 2000)



                               Page 17 of 94 Pages


XI               Registration Rights Agreement dated as of October 16, 1997, among
                 Flotek Industries, Inc., Marlin Investors L.L.C. and the other Principal
                 Shareholders signatory thereto ("Old Registration Rights Agreement")
                 (Incorporated by reference to Exhibit 99.3 to the Group Schedule 13D filed by David S. Hunt, JW Beavers Jr., Pitman Property Corp. and
                 TOSI L.P. with the Commission on November 10, 1997)

XII Registration Rights Agreement, dated as of April 30, 2000, among the Principal Shareholders (Defined Herein) and Flotek
                 Industries, Inc. ("New Registration Rights Agreement")
                 (Incorporated by reference to Exhibit 4.3 to the Form 10QSB of the Company for the Period Ended August 31, 2000 filed with the Commission on October 12, 2000)

XIII             Limited Liability Company Agreement of Marlin Investors L.L.C.                                 62
                 dated as of October 31, 1997




                               Page 18 of 94 Pages